EXHIBIT 12

McKESSON CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(In millions)	2005	2004		2003		2002		2001
Earnings:
Income (loss) from continuing operations before income taxes	$(239.8)	$911.4		$851.4		$602.1		$4.6

Adjustments:
Equity in net income of and dividends from equity investees	24.2	(1.1)		(5.6)		1.8		(2.8)
Fixed charges	162.6	160.9		167.9		164.4		162.0
Interest capitalized	(6.1)	(3.7)		(3.3)		(1.8)		(2.0)

Earnings as adjusted	$(59.1)	$1,067.5		$1,010.4		$766.5		$161.8

Fixed charges:
Interest expense (a)	$118.0	$120.2		$128.1		$125.9		$123.8
Portion of rental expense representative of the interest factor	38.5	37.0		36.5		36.7		36.2
Capitalized interest	6.1	3.7		3.3		1.8		2.0

Total fixed charges	$162.6	$160.9		$167.9		$164.4		$162.0

Ratio:
Ratio of earnings to fixed charges	(b )	6.6	X	6.0	X	4.7	X	1.0	X

(a)     Interest expense includes amortization of debt discounts and deferred loan costs.

(b)     Earnings for the year ended March 31, 2005 were inadequate to cover fixed charges.
          The coverage deficiency was $221.7 million for the ratio of earnings to fixed charges.